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January 15, 2007

VIA EDGAR

Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:    Variable Separate Account
       AIG SunAmerica Life Assurance Company
       Polaris Preferred Solution II Variable Annuity
       Form N-4, File Nos. 333-143100 and 811-03859
       SEC Accession No. 0000950148-07-000145
       EDGAR Submission Type RW Withdrawal Request
       Withdrawal of Registration Statement Pursuant to Rule 477 of the 1933 Act


Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, FS Variable Separate Account ("the Registrant"), a separate account of AIG SunAmerica Life Assurance Company, hereby requests the withdrawal of Registrant's initial registration statement along with any exhibits filed thereto (the "Registration Statement") on Form N-4 filed with the Securities and Exchange Commission on October 30, 2007, and the withdrawal of Registrant's pre-effective amendment N-4/A for the Polaris Preferred Solution II Variable Annuity, SEC File Nos. 333-143100 and 811-08359, filed with the Securities and Exchange Commission on May 18, 2007.

The Registration Statement has not been declared effective. The Registrant has determined not to proceed with the registration and sale of the securities covered by the Registration Statement and no securities were sold in connection with the offering. Accordingly, we request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective upon filing.


Sincerely,

/s/ MALLARY L. REZNIK

Mallary L. Reznik
Senior Vice President and General Counsel